UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to _____________


                         Commission file number 0-15458

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN



                               MARKEL CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 54-0292420
                                  4551 Cox Road
                           Glen Allen, Virginia 23060
                            Telephone (804) 747-0136

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                            Financial Statements and
                             Supplemental Schedules

                           December 31, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Table of Contents

December 31, 1996 and 1995

===============================================================================

                                                                            Page

Independent Auditors' Report.................................................1

Financial Statements:

         Statements of Assets Available for Benefits
               (with Fund Information) - December 31, 1996 and 1995........2-3

         Statements of Changes in Assets Available for Benefits
               (with Fund Information) -Years ended
               December 31, 1996 and 1995..................................4-5

Notes to Financial Statements - December 31, 1996 and 1995................6-11


Schedule

      1        Item 27a - Assets Held for Investment Purposes -
                  December 31, 1996.........................................12

      2        Item 27d - Schedule of Reportable Transactions -
                  Year ended December 31, 1996...........................13-14


===============================================================================

Independent Auditors' Report


The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan:


We have audited the accompanying statements of assets available for benefits (with fund information) of the Markel Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in assets available for benefits (with fund information) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule 1) and reportable transactions (Schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits (with fund information) and the statements of changes in assets available for benefits (with fund information) is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ KPMG PEAT MARWICK LLP



May 23, 1997

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statement of Assets Available for Benefits (with fund information)

December 31, 1996
--------------------------------------------------------------------------------------------------------------------------

                                                                                                               Fidelity
                                                                                 Fidelity                      Retirement
                                      Company       Fidelity       Fidelity        Equity       Fidelity          Money
                                        Stock       Magellan     Intermediate      Income        Puritan         Market
                                         Fund           Fund        Bond Fund        Fund           Fund           Fund
--------------------------------------------------------------------------------------------------------------------------

Investments, at fair value
    (note 3):
      Mutual funds            $             -      7,509,746      2,417,729     4,992,963      5,150,510      4,713,227
      Markel Corporation
        common stock               11,270,370              -              -             -              -              -
      Loans receivable                      -              -              -             -              -              -
--------------------------------------------------------------------------------------------------------------------------

Total investments                  11,270,370      7,509,746      2,417,729     4,992,963      5,150,510      4,713,227
--------------------------------------------------------------------------------------------------------------------------

Assets available for benefits $    11,270,370      7,509,746      2,417,729     4,992,963      5,150,510      4,713,227
--------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------


                                Fidelity
                                   Stock                   Fidelity
                                Selector       Fidelity       Overseas        Loan
                                    Fund       Contrafund      Fund           Fund           Total
---------------------------------------------------------------------------------------------------

Investments, at fair value
    (note 3):
      Mutual funds             3,051,650      1,114,710     151,547              -      29,102,082
      Markel Corporation
        common stock                   -              -           -              -      11,270,370
      Loans receivable                 -              -           -      1,366,025       1,366,025
---------------------------------------------------------------------------------------------------

Total investments              3,051,650      1,114,710     151,547      1,366,025      41,738,477
---------------------------------------------------------------------------------------------------

Assets available for benefits  3,051,650      1,114,710     151,547      1,366,025      41,738,477
---------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statement of Assets Available for Benefits (with fund information)

December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                           Fidelity
                                                                Company       Fidelity      Fidelity         Equity       Fidelity
                                                                  Stock       Magellan     Intermediate      Income        Puritan
                                                                   Fund           Fund        Bond Fund        Fund           Fund
-----------------------------------------------------------------------------------------------------------------------------------

Investments, at fair value
    (note 3):
      Mutual funds                                      $             -      6,700,328     2,145,141      4,342,833      4,616,428
      Markel Corporation common stock                         8,557,286              -             -              -              -
      Loans receivable                                                -              -             -              -              -
-----------------------------------------------------------------------------------------------------------------------------------

Total investments                                             8,557,286      6,700,328     2,145,141      4,342,833      4,616,428
-----------------------------------------------------------------------------------------------------------------------------------

Assets available for benefits                           $     8,557,286      6,700,328     2,145,141      4,342,833      4,616,428
-----------------------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------

                                                       Fidelity
                                                        Retirement    Fidelity
                                                          Money          Stock
                                                         Market       Selector           Loan
                                                           Fund           Fund           Fund          Total
-------------------------------------------------------------------------------------------------------------

Investments, at fair value
    (note 3):
      Mutual funds                                    4,961,624      2,609,908              -     25,376,262
      Markel Corporation common stock                         -              -              -      8,557,286
      Loans receivable                                        -              -        957,619        957,619
-------------------------------------------------------------------------------------------------------------

Total investments                                     4,961,624      2,609,908        957,619     34,891,167
-------------------------------------------------------------------------------------------------------------

Assets available for benefits                         4,961,624      2,609,908        957,619     34,891,167
-------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statement of Changes in Assets Available for Benefits (with fund information)

Year ended December 31, 1996

--------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    Fidelity
                                                                                      Fidelity                      Retirement
                                          Company       Fidelity       Fidelity         Equity       Fidelity          Money
                                            Stock       Magellan     Intermediate       Income        Puritan         Market
                                             Fund           Fund        Bond Fund         Fund           Fund           Fund
--------------------------------------------------------------------------------------------------------------------------------

Additions to assets attributed to:
    Net appreciation (depreciation)
      in fair value of investments
      (note 3)                    $     1,679,864       (321,105)       (67,923)       584,916         99,441              -
    Interest on loans receivable                -              -              -              -              -              -
    Interest and dividend income                -      1,127,061        154,670        325,995        594,111        234,605
--------------------------------------------------------------------------------------------------------------------------------

                                        1,679,864        805,956         86,747        910,911        693,552        234,605
--------------------------------------------------------------------------------------------------------------------------------
    Contributions (note 2):
      Employer (cash)                   1,151,687        297,177         96,913        161,601        156,393        292,646
      Employee (cash)                     261,453        565,544        199,834        288,542        348,884        280,939
--------------------------------------------------------------------------------------------------------------------------------

                                        1,413,140        862,721        296,747        450,143        505,277        573,585
--------------------------------------------------------------------------------------------------------------------------------

Total additions                         3,093,004      1,668,677        383,494      1,361,054      1,198,829        808,190
--------------------------------------------------------------------------------------------------------------------------------

Deductions from net assets
     attributed to participant distri-
     butions and withdrawals              459,670        233,593         32,945        753,176        476,148        660,494
--------------------------------------------------------------------------------------------------------------------------------

Transfers between funds                   153,636       (565,428)       (57,959)        85,260       (134,471)      (300,034)
Transfers to/from loan fund,
    net                                   (73,886)       (60,238)       (20,002)       (43,008)       (54,128)       (96,059)
--------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                 2,713,084        809,418        272,588        650,130        534,082       (248,397)

Assets available for benefits:
    Beginning of year                   8,557,286      6,700,328      2,145,141      4,342,833      4,616,428      4,961,624
--------------------------------------------------------------------------------------------------------------------------------

    End of year                   $    11,270,370      7,509,746      2,417,729      4,992,963      5,150,510      4,713,227
--------------------------------------------------------------------------------------------------------------------------------





------------------------------------------------------------------------------------------------------------


                                         Fidelity
                                            Stock                    Fidelity
                                         Selector      Fidelity        Overseas        Loan
                                             Fund       Contrafund       Fund          Fund           Total
------------------------------------------------------------------------------------------------------------

Additions to assets attributed to:
    Net appreciation (depreciation)
      in fair value of investments
      (note 3)                            219,615        28,787        (2,665)            -       2,220,930
    Interest on loans receivable                -             -             -        81,699          81,699
    Interest and dividend income          251,610        46,018         8,987             -       2,743,057
------------------------------------------------------------------------------------------------------------

                                          471,225        74,805         6,322        81,699       5,045,686
------------------------------------------------------------------------------------------------------------
    Contributions (note 2):
      Employer (cash)                     116,271        19,262         8,055             -       2,300,005
      Employee (cash)                     248,560        28,984        16,320             -       2,239,060
------------------------------------------------------------------------------------------------------------

                                          364,831        48,246        24,375             -       4,537,065
------------------------------------------------------------------------------------------------------------

Total additions                           836,056       123,051        30,697        81,699       9,584,751
------------------------------------------------------------------------------------------------------------

Deductions from net assets
     attributed to participant distri-
     butions and withdrawals               52,407         6,676             -        62,332       2,737,441
------------------------------------------------------------------------------------------------------------

Transfers between funds                  (299,542)      998,207       120,331             -               -
Transfers to/from loan fund,
    net                                   (42,365)          128           519       389,039               -
------------------------------------------------------------------------------------------------------------

Net increase (decrease)                   441,742     1,114,710       151,547       408,406       6,847,310

Assets available for benefits:
    Beginning of year                   2,609,908             -             -       957,619      34,891,167
------------------------------------------------------------------------------------------------------------

    End of year                         3,051,650     1,114,710       151,547     1,366,025      41,738,477
------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statement of Changes in Assets Available for Benefits (with fund information)

Year ended December 31, 1995

------------------------------------------------------------------------------------------------------------------------


                                                                                                             Fidelity
                                                                  Company       Fidelity      Fidelity         Equity
                                                                    Stock       Magellan     Intermediate      Income
                                                                     Fund           Fund        Bond Fund        Fund
------------------------------------------------------------------------------------------------------------------------

Additions to assets attributed to:
    Net appreciation in fair value of investments
      (note 3)                                            $     3,599,140      1,476,497       114,366        809,287
    Interest on loans receivable                                        -              -             -              -
    Interest and dividend income                                        -        386,118       127,910        256,108
------------------------------------------------------------------------------------------------------------------------

                                                                3,599,140      1,862,615       242,276      1,065,395
------------------------------------------------------------------------------------------------------------------------
    Contributions (note 2):
      Employer (cash)                                           1,004,618        291,847        96,622        150,955
      Employee (cash)                                             236,770        509,407       189,496        338,373
------------------------------------------------------------------------------------------------------------------------

                                                                1,241,388        801,254       286,118        489,328
------------------------------------------------------------------------------------------------------------------------

Total additions                                                 4,840,528      2,663,869       528,394      1,554,723
------------------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to participant
     distributions and withdrawals                                246,982        259,740        64,645        322,931
------------------------------------------------------------------------------------------------------------------------

Transfers between funds                                           (86,095)      (425,455)     (110,557)      (175,622)
Transfers to/from loan fund, net                                   37,725       (146,378)      (54,821)       (40,987)
------------------------------------------------------------------------------------------------------------------------

Net increase                                                    4,545,176      1,832,296       298,371      1,015,183

Assets available for benefits:
    Beginning of year                                           4,012,110      4,868,032     1,846,770      3,327,650
------------------------------------------------------------------------------------------------------------------------

    End of year                                           $     8,557,286      6,700,328     2,145,141      4,342,833
------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------------------

                                                                          Fidelity
                                                                           Retirement    Fidelity
                                                           Fidelity          Money          Stock
                                                            Puritan         Market       Selector           Loan
                                                               Fund           Fund           Fund           Fund           Total
---------------------------------------------------------------------------------------------------------------------------------

Additions to assets attributed to:
    Net appreciation in fair value of investments
      (note 3)                                              491,004              -        292,824              -       6,783,118
    Interest on loans receivable                                  -              -              -         54,263          54,263
    Interest and dividend income                            229,160        270,058        240,902              -       1,510,256
---------------------------------------------------------------------------------------------------------------------------------

                                                            720,164        270,058        533,726         54,263       8,347,637
---------------------------------------------------------------------------------------------------------------------------------
    Contributions (note 2):
      Employer (cash)                                       121,926        262,123         88,100              -       2,016,191
      Employee (cash)                                       301,553        293,747        183,667              -       2,053,013
---------------------------------------------------------------------------------------------------------------------------------

                                                            423,479        555,870        271,767              -       4,069,204
---------------------------------------------------------------------------------------------------------------------------------

Total additions                                           1,143,643        825,928        805,493         54,263      12,416,841
---------------------------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to participant
     distributions and withdrawals                           98,699        190,378         35,683          5,123       1,224,181
---------------------------------------------------------------------------------------------------------------------------------

Transfers between funds                                     424,193       (136,333)       509,869              -               -
Transfers to/from loan fund, net                            (83,777)       (44,721)         1,426        331,533               -
---------------------------------------------------------------------------------------------------------------------------------

Net increase                                              1,385,360        454,496      1,281,105        380,673      11,192,660

Assets available for benefits:
    Beginning of year                                     3,231,068      4,507,128      1,328,803        576,946      23,698,507
---------------------------------------------------------------------------------------------------------------------------------

    End of year                                           4,616,428      4,961,624      2,609,908        957,619      34,891,167
---------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN


Notes to Financial Statements

December 31, 1996 and 1995

================================================================================

   (1)   Summary of Significant Accounting Policies

         The following are the significant accounting policies followed by the Markel Corporation Retirement Savings Plan (the Plan).

         Basis of Presentation

         The accompanying financial statements, which present the assets of the Plan and changes in those assets, have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and
         investment   income  are  recognized  as  earned;   plan  benefits  and
         withdrawals   are  recorded   when  paid  and  net   appreciation   and
         depreciation of investments are recognized as they occur. Loans receivable represent loans to participants made against their vested balances as permitted by the Plan.

         Use of Estimates

         Generally accepted accounting principles require the Administrative Committee of the Plan to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

         Investments

         Investments are stated at fair value as determined by the Plan's trustee (generally based upon quoted market prices).

         The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the statements of changes in assets available for benefits as appreciation or depreciation in the fair value of investments.

         The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have had a material impact on the accompanying financial statements.

         Income Taxes

         On August 2, 1995, the Plan received a favorable determination letter, pursuant to Revenue Procedure 93-39, under Section 401(a) of the Internal Revenue Code, and the related trust is considered exempt from taxation under the provisions of Section 501(a). Accordingly, participants have not been taxed on their salary reduction contributions or investment earnings related to these contributions when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

                                                                       Continued

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements



================================================================================


   (1)   Continued

         Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.


   (2)   Summary of Significant Provisions of the Plan

         The   following   description   of  the  Plan   provides  only  general
         information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan covering all employees of Markel Corporation and its wholly-owned subsidiaries (the Company). Employees, age eighteen or older, are eligible for the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee appointed by the Chief Executive Officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company, with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investment Institutional Services Company, Inc. (Fidelity Investments or the Trustee).

         Contributions

         Each year, the Company is obligated to contribute to the Plan, subject to certain limitations, an amount equal to 6% of each participant's compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of each participant's contribution, not to exceed 3% of the participant's compensation for any such year. Participants may contribute, in whole percentage increments, up to 15% of their annual compensation, excluding bonuses, on a pre-tax basis. The allocation of both employer and employee contributions to the various funds is based upon the individual employee's election. However, one-third of the employer's contribution representing up to 3% of an employee's annual compensation, will be allocated to a restricted Company Stock Fund.

         Employee contributions, as shown in the accompanying statements of changes in assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $258,196 and $333,455 for the years ended December 31, 1996 and 1995, respectively.

                                                                       Continued
                                       7

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements



================================================================================


   (2)   Continued

         Participant Accounts

         Each participant's account is credited with the participant's and Company's contributions and an allocation of the Plan's earnings. The allocation of the Plan's earnings is made on a quarterly or more frequent basis based upon the ratio of the participant's account balance to the total of all participants' account balances.

         Vesting and Plan Termination

         Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions is based on years of service as follows:

         Years of Vesting Service               Vested Percentage
         --------------------------------------------------------

         Less than two years of service                        0%
         Two years of service                                 20%
         Three years of service                               50%
         Four or more years of service                       100%
         --------------------------------------------------------

         In accordance with the provisions of the Plan, any portion of the Company's contributions that has not vested at the time of a participant's withdrawal shall be forfeited by the participant and applied to reduce future Company contributions.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

         Payment of Benefits

         Upon termination of service, participants may receive either a lump sum amount equal to the value of their vested account within 45 days of the quarter end in which termination occurred or their account will continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

         Participant Loans

         The Plan contains a provision for loans to participants with the Plan administrator's consent. Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to maximum of the lesser of 50% of the vested value of the participant's account or $50,000. Loans bear interest and are repayable in accordance with terms established by the Plan.

                                                                       Continued

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements



================================================================================


   (2)   Continued

         Investment Options

         The Plan offers nine investment fund options - the Company Stock Fund, the Fidelity Magellan Fund, the Fidelity Intermediate Bond Fund, the Fidelity Equity Income Fund, the Fidelity Puritan Fund, the Fidelity Retirement Money Market Fund, the Fidelity Stock Selector Fund, the Fidelity Contrafund and the Fidelity Overseas Fund. Participants in the Plan are able to direct into which Fund contributions are invested as discussed in note 2. Participants are allowed to change investment options daily and, accordingly, investment option changes have been recorded through interfund transfers in the accompanying statements of assets available for plan benefits and statements of changes in assets available for plan benefits.


   (3)   Investments

         The Plan's investments are held by a trustee-administered trust fund. The following tables presents the fair values of investments at December 31, 1996 and 1995 representing five percent or more of the Plan's assets at the end of the respective years.

                                                    December 31, 1996
                                            ---------------- ---------------
                                                  Number of
                                                  shares or            Fair
                                                      units           value
----------------------------------------------------------------------------

Markel Corporation common stock                     125,226 $    11,270,370

Mutual funds:
     Fidelity Magellan Fund                          93,115       7,509,746
     Fidelity Intermediate Bond Fund                239,854       2,417,729
     Fidelity Equity Income Fund                    116,576       4,992,963
     Fidelity Puritan Fund                          298,754       5,150,510
     Fidelity Retirement Money Market Fund        4,713,227       4,713,227
     Fidelity Stock Selector Fund                   127,952       3,051,650
----------------------------------------------------------------------------

                                                                       Continued

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements



================================================================================


   (3)   Continued

                                                           December 31, 1995
                                               ----------------- ---------------
                                                      Number of
                                                      shares or            Fair
                                                          units           value
--------------------------------------------------------------------------------

Markel Corporation common stock                         113,342 $     8,557,286

Mutual funds:
     Fidelity Magellan Fund                              77,929       6,700,328
     Fidelity Intermediate Bond Fund                    206,065       2,145,141
     Fidelity Equity Income Fund                        114,496       4,342,833
     Fidelity Puritan Fund                              271,395       4,616,428
     Fidelity Retirement Money Market Fund            4,961,624       4,961,624
     Fidelity Stock Selector Fund                       117,616       2,609,908
--------------------------------------------------------------------------------

         During 1996 and 1995, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value by $2,220,930 and $6,783,118, respectively, as follows:

                                                           Year ended
                                                       December 31, 1996
-------------------------------------------------------------------------

Markel Corporation common stock                      $      1,679,864

Mutual funds:
     Fidelity Magellan Fund                                  (321,105)
     Fidelity Intermediate Bond Fund                          (67,923)
     Fidelity Equity Income Fund                              584,916
     Fidelity Puritan Fund                                     99,441
     Fidelity Stock Selector Fund                             219,615
     Fidelity Contrafund                                       28,787
     Fidelity Overseas Fund                                    (2,665)
----------------------------------------------------------------------

Net change in fair value                             $      2,220,930
----------------------------------------------------------------------



                                                                       Continued

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements



================================================================================


   (3)   Continued

                                                                  Year ended
                                                               December 31, 1995
-----------------------------------------------------------------------------

Markel Corporation common stock                             $      3,599,140

Mutual funds:
     Fidelity Magellan Fund                                        1,476,497
     Fidelity Intermediate Bond Fund                                 114,366
     Fidelity Equity Income Fund                                     809,287
     Fidelity Puritan Fund                                           491,004
     Fidelity Stock Selector Fund                                    292,824
-----------------------------------------------------------------------------

Net change in fair value                                    $      6,783,118
-----------------------------------------------------------------------------



   (4)   Administrative Expenses

         The administrative expenses of the Plan have been paid by the Company. Expenses paid by the Company totaled approximately $31,884 and $15,017 for the years ended December 31, 1996 and 1995, respectively.


   (5)   Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                                       December 31,
                                                                            ----------------- ---------------
                                                                                        1996            1995
-------------------------------------------------------------------------------------------------------------

Assets available for benefits per the financial statements                  $     41,738,477      34,891,167
Amounts allocated to withdrawing participants                                        595,321        (171,767)
-------------------------------------------------------------------------------------------------------------

Net assets available for benefits per the
     Form 5500                                                              $     42,333,798      34,719,400
-------------------------------------------------------------------------------------------------------------

                                                                       Continued
                                       11

   (5)   Continued

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                   Year ended
                                                                                            December 31, 1996
-------------------------------------------------------------------------------------------------------------

Benefits paid to participants per the financial statements                                   $     2,737,441
Add:  amounts allocated to withdrawing participants  at December 31, 1996                            595,321
Less:  amounts allocated to withdrawing participants at December 31, 1995                            171,767
-------------------------------------------------------------------------------------------------------------

Benefits paid to participants per the Form 5500                                              $     3,160,995
-------------------------------------------------------------------------------------------------------------

                                                                                                   Year ended
                                                                                            December 31, 1995
-------------------------------------------------------------------------------------------------------------

Benefits paid to participants per the financial statements                                   $     1,224,181
Add:  amounts allocated to withdrawing participants  at December 31, 1995                            171,767
Less:  amounts allocated to withdrawing participants at December 31, 1994                            (19,439)
-------------------------------------------------------------------------------------------------------------

Benefits paid to participants per the Form 5500                                              $     1,376,509
-------------------------------------------------------------------------------------------------------------


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


================================================================================

MARKEL CORPORATION RETIREMENT SAVINGS PLAN                                                                 Schedule 1

Item 27(a) - Assets Held for Investment Purposes

December 31, 1996

----------------------------------------------------------------------------------------------------------------------

                                                                               Number                            Fair
                                                                             of units            Cost           value
----------------------------------------------------------------------------------------------------------------------

Markel Corporation common stock*                                              125,226 $     5,652,581      11,270,370
----------------------------------------------------------------------------------------------------------------------

Mutual Funds:
     Fidelity Magellan Fund*                                                   93,115       6,825,300       7,509,746
     Fidelity Intermediate Bond Fund*                                         239,854       2,449,495       2,417,729
     Fidelity Equity Income Fund*                                             116,576       3,767,923       4,992,963
     Fidelity Puritan Fund*                                                   298,754       4,748,443       5,150,510
     Fidelity Retirement Money Market Fund*                                 4,713,227       4,713,226       4,713,227
     Fidelity Stock Selector Fund*                                            127,952       2,601,112       3,051,650
     Fidelity Contrafund*                                                      26,446       1,086,947       1,114,710
     Fidelity Overseas Fund*                                                    4,914         154,211         151,547
----------------------------------------------------------------------------------------------------------------------

Total mutual funds                                                                         26,346,657      29,102,082
----------------------------------------------------------------------------------------------------------------------

Loans                                                                                       1,366,025       1,366,025
----------------------------------------------------------------------------------------------------------------------

Total investments                                                                     $    33,365,263      41,738,477
----------------------------------------------------------------------------------------------------------------------

*Party-in-interest

See accompanying independent auditors' report.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN                                                                    Schedule 2

Item 27(d) - Schedule of Reportable Transactions

Year ended December 31, 1996

-------------------------------------------------------------------------------------------------------------------------

Assets Acquired
-------------------------------------------------------------------------------------------------------------------------

                                                                                                                    Cost
Transactions                                      Description                                            (notes 1 and 3)
-------------------------------------------------------------------------------------------------------------------------

                                       Regulation 2520.103-6(c)(1)(i)

                                       N/A


                                       Regulation 2520.103-6(c)(1)(ii)

                                       N/A


                                       Regulation 2520.103-6(c)(1)(iii)

            142                        Fidelity Magellan Fund*                                                 2,177,365
            116                        Fidelity Puritan Fund*                                                  1,372,939
            125                        Fidelity Equity Income Fund*                                            1,070,687
            105                        Fidelity Retirement Money Market Fund*                                  1,066,119
            101                        Fidelity Stock Selection Fund*                                          1,089,295
             96                        Markel Corporation common stock*                                        1,714,016


                                       Regulation 2520.103-6(c)(1)(iv)

                                       N/A












                                                                     (Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN                                                                  Schedule 2, Cont.

Item 27(d) - Schedule of Reportable Transactions, Cont.


-----------------------------------------------------------------------------------------------------------------------------

Assets Disposed
-----------------------------------------------------------------------------------------------------------------------------

                                                                              Cost             Proceeds             Realized
Transactions                 Description                                  (notes 1 and 3)   (notes 2 and 3)           gain
-----------------------------------------------------------------------------------------------------------------------------

               Regulation 2520.103-6(c)(1)(i)

               N/A

               Regulation 2520.103-6(c)(1)(ii)

               N/A

               Regulation 2520.103-6(c)(1)(iii)

        91     Fidelity Magellan Fund*                                     979,743            1,046,846               67,103
        62     Fidelity Puritan Fund*                                      863,653              938,298               74,645
        71     Fidelity Equity Income Fund*                                770,187            1,005,471              235,284
        86     Fidelity Retirement Money Market Fund*                    1,314,588            1,314,588                    -
        28     Fidelity Stock Selector Fund*                               822,430              867,169               44,739
        53     Markel Corporation common stock*                            366,001              680,795              314,794

               Regulation 2520.103-6(c)(1)(iv)

               N/A


(1)  Cost equaled fair value at the dates the assets were acquired.
(2)  Proceeds equaled fair value at the dates the assets were disposed of.
(3)  No specific expenses were incurred by the Plan in acquiring or disposing of assets.

*  Party-in-interest transactions

See accompanying independent auditors' report.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.


                         MARKEL CORPORATION RETIREMENT SAVINGS PLAN


                  By:    /s/ Pamela J. Perrott
                        --------------------------------------
                         Administrative Committee Member


Date:    June 25, 1997

                         Consent of Independent Auditors



   The Board of Directors
   Markel Corporation

   The Administrative Committee
   Markel Corporation Retirement Savings Plan:


   We consent to incorporation by reference in the registration statement No. 33-61598 on Form S-8 of Markel Corporation of our report dated May 23, 1997 relating to the statements of assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 1996 and 1995, the related statements of changes in assets available for benefits for the years then ended and the supplemental schedules, which report is included in this annual report on Form 11-K.


                                            /s/ KPMG PEAT MARWICK LLP


   Richmond, Virginia
   June 25, 1997